

06002828

SECURI_____ .ON
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number: 3235-0123
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SEC FILE NUMBER
8- 42193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/05___ AND ENDING ___12/31/05___
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TM CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___ONE BATTERY PARK PLAZA - 24th FLOOR___
(No. and Street)

___NEW YORK___   ___NY___   ___10004___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___PAUL R. SMOLEVITZ___   ___212-809-1416___
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     BERDON, LLP

(Name – *if individual, state last, first, middle name*)

___ONE JERICHO PLAZA___   ___JERICHO___   ___NY___   ___11753___
(Address)   (City)   (State)   **PROCESSED**

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAY 1 8 2006

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____W. GREGORY ROBERTSON_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TM CAPITAL CORP._____, as of _____DECEMBER 31_____, 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



TM CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005



BERDON

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
  TM Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of TM Capital Corp. as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position presents fairly, in all material respects, the financial position of TM Capital Corp. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

February 17, 2006

-1-

Berdon LLP
CPAs and Advisors

International Association
of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

TM CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS		$ 914,832
FEES RECEIVABLE		76,472
MARKETABLE SECURITIES		53,625
PREPAID EXPENSES		70,818
PROPERTY AND EQUIPMENT:		
Equipment	$ 295,146	
Furniture	115,135	
Computer software	27,463	
Leasehold improvements	105,839	
TOTAL PROPERTY AND EQUIPMENT	543,583	
Less, accumulated depreciation and amortization	496,378	
PROPERTY AND EQUIPMENT - NET		47,205
OTHER ASSETS		
Deposits	66,639	
Other assets	5,025	
TOTAL OTHER ASSETS		71,664
TOTAL ASSETS		$ 1,234,616

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		$ 465,232
Unamortized deferred rent abatements		111,747
TOTAL LIABILITIES		576,979
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock - $.01 stated value: 3,000 shares authorized; 965 shares outstanding		10
Additional paid-in capital		1,099,702
Accumulated (deficit)		(468,175)
Accumulated other comprehensive income		26,100
TOTAL STOCKHOLDERS' EQUITY		657,637
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,234,616

The accompanying notes to statement of financial condition are an intergal part of this statement.

TM CAPITAL CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

TM Capital Corp. (the "Company") was incorporated on July 26, 1989. The Company provides merchant banking and financial advisory services to clients. The Company is registered as a broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company transacts its business with customers located throughout the United States and overseas.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue Recognition

Fee revenue is recognized when earned, which generally occurs upon consummation of a transaction or pursuant to the terms of an engagement letter.

(b) Fees Receivable

Fees receivable have been reduced for all known bad debts and allowances. No allowance for doubtful accounts was provided as of December 31, 2005, as management believed that there were no material, additional, probable losses at that date.

(c) Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed, using accelerated methods which differ from generally accepted accounting principles; however, such differences are immaterial. Depreciation and amortization are computed over the estimated useful lives of the assets, principally three to seven years.

(d) Income Taxes

The Company has elected to be treated as an "S" corporation for federal income tax purposes, whereby the taxable earnings of the Company are taxed directly to the stockholders. The income tax provision relates to state and local income taxes. The Company's method of accounting for income taxes is an asset and liability approach, which requires the recognition of material deferred tax liabilities and assets at enacted tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization is probable.

(e) Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

TM CAPITAL CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 3 - NOTES RECEIVABLE - SHAREHOLDERS

On January 1, 2004 the Company issued 51 shares of common stock totaling $36,984 in exchange for promissory notes from certain shareholders. The notes bore interest at the rate of 1.62% per annum and matured on December 31, 2005.

NOTE 4 - MARKETABLE SECURITIES

At December 31, 2005, marketable securities have been categorized as available for sale and, as a result, are stated at market value. Market values are based on quoted market prices. Unrealized gains and losses are reflected in the accumulated other comprehensive income component of stockholders' equity.

Marketable securities classified as current assets at December 31, 2005 include the following:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Marketable equity securities	$ 27,525	$ 26,100	$ -	$ 53,625

NOTE 5 - RETIREMENT PLAN

The Company maintains a defined contribution simplified employee pension plan. The plan covers all employees who have attained the age of 21 years and have performed one year of service. Company contributions to the plan are at the discretion of management.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

(a) The Company is obligated under operating leases for the rental of office space and office equipment.

Future minimum rental payments required to be paid under these leases are as follows:

For the Year Ending December 31,	Amount
2006	$ 342,705
2007	332,961
2008	324,549
2009	255,252
	$ 1,255,467

Unamortized deferred rent abatements arise due to the straight lining of minimum monthly payments due under the office leases.

NOTE 6 - <u>COMMITMENTS AND CONTINGENCIES</u> (Continued)

(b) On October 28, 2003, the Company filed suit against a former client in the Court of Chancery of the State of Delaware in and for New Castle County asserting breach of contract and unjust enrichment and seeking damages in excess of $1.6 million dollars. The complaint also sought specific performance of a previously signed retention agreement by requesting that the Court compel the former client to deliver an appropriate number of warrants, in accordance with the retention agreement.

On December 22, 2003, the former client answered the Company's complaint and counterclaimed against the Company. The counterclaims sought an unspecified amount of damages and asserted breaches of contract and fiduciary duty and gross negligence.

During April 2005, the suit and counterclaims were settled and the Company received $1,360,000 (net of expenses of $340,000) and 160,000 warrants to purchase the stock of the former client at $9.50 per share. The warrants are not publicly traded and expire during 2010. Management has determined that the warrants have no value at the date of issuance and at December 31, 2005.

The Company had also entered into an agreement with a consultant to assist with its engagement with the former client referred to above. The agreement required the Company to pay the consultant the greater of $25,000 or 15% of the cash received as a result of a completed transaction. In 2005, the consultant demanded payment of amounts alleged to be due under the agreement. The Company believes it has no obligation to the consultant and will vigorously defend any claim if one is brought.

NOTE 7 - <u>NET CAPITAL REQUIREMENT</u>

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2005, the Company had net capital of $388,459, which was $349,994 in excess of its required net capital of $38,465, and its net capital ratio was 1.48 to 1.

NOTE 8 - <u>CREDIT RISK</u>

(a) The Company's exposure to credit risk arises from the potential inability of clients to perform under the terms of the contracts. The Company attempts to limit its exposure to credit risk arising from investment banking fees receivable by dealing with credit-worthy clients, and through the use of various monitoring techniques.

(b) At December 31, 2005, the Company had cash on deposit with one financial institution in excess of the federally insured amount.



BERDON

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
 TM Capital Corp.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of TM Capital Corp. (the "Company") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Berdon LLP
CPAs and Advisors

IAPA International Association
of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 17, 2006